207 775 8081 Tel	Paul D. Delva
207 775 8026 Fax	Sr. V.P. and General Counsel
Corporate Secretary
paul.delva@fairchildsemi.com
Fairchild Semiconductor
82 Running Hill Road, M.S. 35-4E
South Portland, ME 04106

www.fairchildsemi.com

September 21, 2007

Ms. Hannah T. Teshome

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	Fairchild Semiconductor International, Inc.

Definitive 14A

Filed March 30, 2007

File No. 001-15181

Dear Ms. Teshome:

This responds to your August 21, 2007 comment letter on the above-referenced filing. We appreciate the SEC staff’s review and will be reflecting your comments in future filings, as discussed in more detail below.

The numbering of the following responses corresponds to the numbered paragraphs of your letter.

Executive Compensation, page 27

Compensation Discussion and Analysis, page 27

1.	The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the significant disparity between your chief executive officer’s compensation and that of the other named executive officers. Please provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers.

Ms. Hannah T. Teshome

September 21, 2007

Response

Our compensation committee follows the same policies for determining compensation for our chief executive officer as it does for the other named executive officers and executive officers generally. Our chief executive officer receives proportionately more compensation because he has more responsibility and authority than the other named executive officers, as is customary at other public companies. Our compensation committee benchmarks the chief executive officer’s compensation and the compensation of the named executive officers against a peer group of comparable semiconductor companies, and supplements that information with survey data on the broader semiconductor and high technology markets provided by the committee’s compensation consultant. The peer group and other market data show that chief executive officers are paid more than other senior executives. We will add further detail to our proxy statement disclosure next year to explain how and why the chief executive officer receives greater absolute dollar amounts of compensation and why the chief executive officer’s compensation is more performance-based than the other named executive officers.

Compensation Consultant, page 27

2.	You state that you engaged a compensation consultant to assist in the company’s compensation programs. Please describe in greater detail the nature and the scope of the consultant’s assignment and the material elements of the instructions and directions given to the consultants with respect to the performance of their duties under the engagement. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Response

We will in future filings provide greater detail on the role of our compensation consultant in recommending the form or amount of executive and director compensation, so as to make clearer the scope of their assignment, and we will discuss any specific instructions that are material to an understanding of the role of the consultant. Our compensation consultant is retained and directed by the compensation committee to advise the committee and senior management on significant executive compensation matters, including the structure of executive compensation, salary and bonus levels for executives and change of control arrangements. The consultant is assigned projects directly by the committee or by management (typically the Senior Vice President of Human Resources and his staff) at the request or under the guidance of the committee. The consultant participates in committee meetings when its advice is sought on significant executive compensation decisions. In 2007, the consultant was instructed to provide advice and recommendations to the committee and management on competitiveness of compensation levels for the executives, compensation mix between cash and equity, selection and maintenance of the peer group, director’s compensation, calculation of goal achievement under the incentive plan and developments in high

Ms. Hannah T. Teshome

September 21, 2007

technology compensation programs and employment contracts. In addition, the consultant is available “on call” to the members of the compensation committee as they have other questions regarding the compensation programs.

Competitive Positioning, page 27

3.	You state that you benchmark your salary and cash and equity compensation levels and practices against the identified peer group of comparable semiconductor companies. Your disclosure should include a discussion of where you target each element of compensation against the peer groups and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, you should explain why. To the extent you use “market data” which you indicate that you use for purposes of determining stock option award levels, expand your disclosure to identify and describe what it constitutes. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response

The compensation committee focuses primarily on current levels of compensation relative to the market, at targeted performance levels. So, the primary driver is competitive positioning for the current year. The committee also looks at the amount and value of equity an executive has, both vested and unvested, in making its decision, with the intention of ensuring that the company has sufficient retentive value on high performing executives.

Our disclosure in our future proxy statements will include a discussion of the percentile range for base, bonus and total direct compensation for our named executive officers at target performance based on benchmark data and, if applicable, we will provide an explanation for any actual compensation awards that fall outside a targeted range. Our compensation committee takes various factors into consideration in determining equity compensation as described further in our response to Comment #6. Although the committee does not specifically identify a percentile range for equity compensation, when taken in conjunction with the other compensation elements, equity compensation rolls up into total direct compensation to put total direct compensation between median and the 75th percentile at targeted performance levels. In our proxy statement next year we will expand our disclosure to describe what constitutes the “market data” our compensation consultant provides the committee.

Determining Executive Compensation, page 28

4.	You indicate that company and individual goals are established toward the end of the each fiscal year which would suggest that 2007 goals were known prior to the filing of

Ms. Hannah T. Teshome

September 21, 2007

your proxy statement. Your compensation discussion and analysis, however, appears to discuss only the targets and goals for 2006. Your compensation discussion and analysis should include discussion of policies that you will apply on a going-forward basis. See the text of Securities Act Release 33-8732A, marked by footnote 86. Please provide the disclosure required by Item 402(b) with respect to compensation policies, plans or arrangements for your 2007 fiscal year.

Response

Instruction 2 to Item 402(b) states that the compensation discussion and analysis should be a discussion of the information contained in the tables and otherwise disclosed pursuant to Item 402(b). We do not understand instructions to be an independent source of disclosure that require disclosure of matters not otherwise required under the rules. The tabular presentation and discussion contained in our 2007 proxy statement relates to 2006 executive compensation information for which 2006 targets are disclosed. While we agree that any actions that occurred after the fiscal year-end and that affected 2006 compensation should be discussed (some were: for example, we disclosed that in January 2007, after a review of 2006 financial performance, bonus awards were made in respect of 2006 financial performance), we believe that disclosure of 2007 compensation awards is only appropriate if necessary to place other required disclosures in context or necessary to an understanding of those required disclosures. In addition, discussion of 2007 performance targets for each named executive officer is not practical, as the identity of our named executive officers cannot be determined until the end of 2007, and may include other executives not named in the current year proxy statement.

Performance-Based Incentive Compensation, page 29

5.	You state on page 30 that you award performance-based incentive compensation on both financial goals and individual goals. Please clarify how the performance-based incentive compensation is structured and implemented to reflect the named executive officer’s individual performance. Revise your discussion to clearly describe the elements of individual named executive officer’s performance and/or contribution that are taken into account in determining performance-based incentive compensation. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Response

Our executive officers’ performance-based equity incentive compensation consists of equity-based compensation in the form of performance units (PUs) and a performance-based annual cash bonus program called the Enhanced Fairchild Incentive Plan (EFIP). The performance measure used for the EFIP and PUs (with the exception of the chief executive officer’s PUs) is consolidated adjusted earnings before interest and taxes (adjusted EBIT). The performance measure used for the chief executive officer’s PUs is consolidated adjusted earnings per share (adjusted EPS).

Ms. Hannah T. Teshome

September 21, 2007

The issuance of PUs under each executive’s PU award is determined solely by the extent of the company’s achievement of the pre-established adjusted EBIT goals. EFIP bonuses up to the 100% target are tied solely to adjusted EBIT. As stated in our response to Comment #6 below, EFIP bonuses above the 100% target level are awarded on a discretionary basis by the chief executive officer, subject to the review and approval of the committee, based on the chief executive officer’s holistic assessment of the executive’s performance, including whether the executive achieved his or her individual performance goals, and the individual’s ongoing sustained performance, development and other achievements. These individual goals are driven by the company’s goals based on its business plan and budget.

We will revise our disclosure in our proxy statement next year to include our corporate financial performance goals for the previous fiscal year. These goals are consolidated adjusted earnings per share (adjusted EPS) and consolidated adjusted earnings before interest and taxes (adjusted EBIT). When such payments are made, we will also describe the performance goals that are taken into account in determining EFIP bonuses above the 100% target level for our individual named executive officers by naming each goal type, however we do not plan to describe the specific goals on the grounds that these goals constitute commercially sensitive information that our competitors do not otherwise have access to, and such disclosure will cause us competitive harm. We will discuss how difficult it would be for the named executive officers to achieve their individual performance goals for which we do not provide target information.

For example, if we pay EFIP bonuses to our named executive officers above the 100% target level for 2007, in our 2008 proxy statement we will state that the 2007 performance goals for our named executive officers consisted of quantitative and qualitative goals. We will disclose that the quantitative goals consisted of the following: consolidated net trade sales excluding a planned acquisition, consolidated gross margin excluding a planned acquisition, product line revenue, product line gross margin, product line adjusted EBIT, new product revenue, new product gross margin, success in a planned acquisition, cost of production, total cost of quality, availability of products and supply chain management. We will disclose that the qualitative goals focused on succession planning. We believe that disclosing our specific goals for consolidated net trade sales excluding a planned acquisition and consolidated gross margin excluding a planned acquisition would disclose confidential information to our competitors in the markets in which the target company of the planned acquisition operates, about the financial performance of the target company, our success in those markets and our internal assessment of our strategic expectations and opportunities for growth in those markets. We believe that disclosing specific product line goals, new product goals and goals for success in a planned acquisition would disclose confidential information to competitors in our product markets, about the relative importance we attach to particular products and the emphasis we are placing on particular technology development. We believe that disclosing specific manufacturing goals would disclose confidential information to our competitors that could be used against us in our markets

Ms. Hannah T. Teshome

September 21, 2007

to capture customer sales and gain market share at our expense. We also believe that disclosing specific manufacturing goals would disclose confidential information to our subcontractors that could be used against us by our subcontractor foundries to negotiate more favorable margin and yield terms. Further, to the extent that we disclose specific qualitative goals, this will likewise provide confidential business information to our competitors in that it would provide competitors with specific guidance on activities where we have placed strategic focus.

6.	It is unclear how you determine the award amount of each component of the incentive compensation. Your disclosure indicates that your annual cash bonus program and your performance-units awards use the same performance measure, but you do not indicate a performance measure for awards under your long-term equity incentive compensation program. Furthermore, your disclosure does not indicate how award amounts are calculated with respect to the performance that is taken into account for determining compensation. Please revise your disclosure to describe how you determine the award amounts, explaining how each component amount is determined and discussing, if applicable, whether payments are allocated between the components, addressing the factors considered and the relative significance or weight accorded to each factor. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Response

Our long-term equity incentive compensation program consists of stock options and restricted stock units which are not based on performance measures, and performance units, in which the issuance of the underlying PUs is based on the same performance as our EFIP bonuses with the exception of our chief executive officer, as noted in our response to Comment #5. As stated in our response to Comment #3, the committee determines each named executive officer’s base, bonus and total direct compensation based on benchmark data provided by the compensation consultant. To determine levels of equity compensation for our executive officers the committee reviews the company’s equity guidelines for each named executive officer against market data and then makes a subjective determination based on its assessment of a combination of the following factors based on no specific formula or weighting: our burn rate, the overhang expectations of our stockholders, equity expense affordability, retention and succession planning considerations and shares available for grant under our equity plan. The committee’s determination is also based on recommendations by the chief executive officer and the compensation consultant. The chief executive officer’s recommendations are based on his holistic assessments of the executive’s performance, including whether the executive achieved his individual performance goals, and the individual’s ongoing sustained performance, development and other achievements. We understand your comment and will revise our disclosure in our proxy statement next year to explain how we determined the award amounts of each named executive officer’s total compensation for the previous year.

7.	Please revise your disclosure to provide the performance measures considered to determine the amount payable under your performance based incentive compensation. To the extent you believe that such disclosure is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplementary analysis supporting your conclusion.

Ms. Hannah T. Teshome

September 21, 2007

You should provide a detailed explanation for your conclusion as to competitive harm and also revise your disclosure to discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. You should provide insight into the factors considered by the compensation committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Response

As stated in our response to Comment #5, we will revise our disclosure in our proxy statement next year to include our corporate financial performance goals for the previous fiscal year. These goals are consolidated adjusted earnings per share (adjusted EPS) and consolidated adjusted earnings before interest and taxes (adjusted EBIT). We do not plan to describe our specific performance goals that are taken into account in determining performance-based incentive compensation for our individual named executive officers because we believe such disclosure will result in competitive harm, for the same reasons as given in our response to Comment #5. If we pay EFIP bonuses to our named executive officers above the 100% target level for 2007, we will revise our disclosure in our proxy statement next year to discuss how difficult it would be for the named executive officers to achieve the performance goals for which we do not provide target information. We will also provide additional information on the factors considered by the compensation committee prior to the awarding of performance-based compensation.

Enhanced Fairchild Incentive Plan, page 30

8.	Though you indicate that discretion may be exercised for EFIP bonuses above 100% of target, the extent to which discretion can be exercised to adjust awards under each compensation component is not clear. To the extent discretion has been exercised, discuss the particular exercise of discretion so that the disclosure clearly explains how that specific element of compensation was determined. Please refer to Item 402(b)(2)(vi) of Regulation S-K and revise your disclosure accordingly.

Response

We will revise our disclosure in our proxy statement next year to explain any discretion that is exercised in determining the elements of EFIP compensation above the 100% target. EFIP bonus payouts above the 100% target are discretionary and based on the

Ms. Hannah T. Teshome

September 21, 2007

extent to which the company’s adjusted EBIT exceeds the 100% target. Discretionary EFIP bonus payments for the prior fiscal year to named executive officers, if awarded, are determined by the chief executive officer, subject to the review and approval of the compensation committee, during the annual performance review process at the beginning of the subsequent year. The chief executive officer’s discretion is guided by the chief executive officer’s holistic assessment of the executive’s performance, including whether the executive achieved his individual performance goals, and the individual’s ongoing sustained performance, development and other achievements. As discussed in our response to Comments #5 and #7, the individual goals are driven by the company’s goals based on the business plan and budget. The committee determines any discretionary EFIP payments to the chief executive officer. The company’s human resources group also assists in the reviews of the executive officers.

Long-Term Equity Incentive Compensation, page 31

9.	It does not appear as though you have addressed the timing of equity awards as it relates to release of material non-public information. Please refer to Section II.A of Release 33-8732A, which discusses the concepts you should consider when drafting disclosure relating to option timing. Please give adequate consideration to the elements and questions set forth in this section of the Release when drafting the appropriate corresponding disclosure.

Response

We do not time option grants in coordination with the release of material non-public information. Our practice has always been, and remains, not to grant stock options during our trading blackout periods, except for grants required as promotion or retention awards or to newly hired eligible employees, which by company policy are scheduled to occur on the 15th of every month following the effective date of the promotion, retention or new hire. The grant date for our annual equity awards has been scheduled in advance by action of the compensation committee, so that it occurs outside a scheduled blackout period. No grants are made during specially-imposed trading blackouts (except for the above-referenced 15th-of-the-month grants in some cases). We will revise our disclosure to include this information in future proxy statements.

2006 Grants of Plan-Based Awards, page 39

10.	Please provide a narrative discussion to the Grants of Plan-Based Awards table that describes any material factors necessary to an understanding of the information disclosed in such table. While material factors vary depending upon the facts, you may consider, for example, discussing the performance metrics that apply to each named executive officer and describing material conditions that are applicable to the incentive awards. Please refer hem 402(e) of Regulation S-K.

Ms. Hannah T. Teshome

September 21, 2007

Response

We believe that we disclose in our Compensation Discussion and Analysis all the material factors necessary to an understanding of the information disclosed in the Grants of Plan-Based Awards table, and the material elements of the grants in that table, including the performance metrics that apply to each grant, are consistent with our CD&A disclosure. We have therefore avoided repeating, in the narrative under the table, the disclosure provided in our CD&A. In the future, however, we will provide a cross-reference to the relevant portion of the CD&A and, to the extent not discussed in the CD&A, we will provide a narrative discussion of any material factors that are necessary to an understanding of the information disclosed in the Grants of Plan-Based Awards table.

2006 Nonqualified Deferred Compensation, page 38

11.	Please revise the disclosure in footnote 1 for consistency with the Instruction to Item 402(i)(2) of Regulation S-K. Quantify the amounts reported in the “aggregate balance at last fiscal year-end” that were reported as compensation to the named executive officer in the summary compensation table for previous years.

Response

In Q&A 10.01 of the staff’s guidance on Item 402(i)(2) of Regulation S-K, the staff confirmed that for amounts reported in the Aggregate Balance at Last Fiscal Year-End column (column (f)), it is not necessary to quantify the extent to which those amounts were reported in the Summary Compensation Tables prepared under the former rules. The guidance further states that it is sufficient to footnote the amounts reported in the 3 years covered by the Summary Compensation Table, and because, under the new rules, there is a 3-year phase-in period, we have provided this information with respect to the first year of the phase-in period in column (c). In future filings, we will include a footnote to column (f) that sets forth the contributions made by the company on behalf of each named executive officer during fiscal years covered by the Summary Compensation Table.

Potential Payments Upon Termination or Change in Control, page 42

12.	Please supplement your disclosure to provide an analysis of why you structured and designed the change in control agreements in the specific manner and at the compensation levels described in this section.

Ms. Hannah T. Teshome

September 21, 2007

Response

Our compensation committee reviews the structure, design and compensation levels of our executive officers’ change in control payments with its compensation consultant, and benchmarks them against our peer group of comparable semiconductor companies supplemented by survey data on the broader semiconductor and high technology markets provided by the consultant. The compensation and severance packages for our chief executive officer and chief financial officer, who joined the company in 2004 and 2006 respectively, were negotiated based on such benchmarking and survey data provided by the consultant. The committee believes that the payments under our severance policy are within market parameters for the chief executive officers and other named executive officers. We will supplement our disclosure to provide this information.

13.	Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. Please refer to Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. In this regard, discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

Response

As stated in our previous response, our compensation committee reviews the structure, design and compensation levels of our executive officers’ termination and change in control payments with its compensation consultant, and benchmarks them against our peer group of comparable semiconductor companies supplemented by survey data on the broader semiconductor and high technology markets provided by the consultant. The committee believes that the payments under our severance policy are within market parameters for the chief executive officers and other named executive officers. We will supplement our disclosure in the future to provide this information.

The company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its SEC filings. We further acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have also filed this cover letter on EDGAR. You may contact me at 207-775-8081 if you have questions regarding our responses. Additionally, please forward all future correspondence to the fax number 207-775-8026 rather than our general corporate fax number of 207-761-6139 so that we may respond in a timely manner to your requests.

Ms. Hannah T. Teshome

September 21, 2007

Yours very truly,

/s/ Paul D. Delva
Paul D. Delva
Senior Vice President, General Counsel and Secretary